CP SHIPS REPORTS STRONG INCREASE IN QUARTERLY OPERATING AND NET INCOME
(Definitions of non-GAAP terms are at the end of this report. All dollar amounts are US$ unless noted)
GATWICK, UK (7th November 2005) — CP Ships Limited today announced a strong increase in operating and net income for third quarter 2005.
FINANCIAL HIGHLIGHTS
Unaudited

	Three months to 30th September		Nine months to 30th September
$ millions unless otherwise indicated	2005	2004	2005	2004

Volume (teu thousands)(A)	546	578	1,660	1,710
Revenue	1,077	966	3,106	2,683
Average revenue per teu ($)(B)	1,973	1,669	1,870	1,569
Average freight rate per teu ($)(C)	1,249	1,065	1,183	1,010
Cost per teu ($)(D)	1,646	1,475	1,602	1,417
EBITDA(E)	104	72	236	170
Operating income before exceptionals*	75	41	151	78
Operating income after exceptionals*	68	41	144	78
Net income	55	31	103	37
Earnings per share basic ($)	0.61	0.34	1.14	0.41
Dividend per share ($)	—	0.04	0.12	0.12
Free cash flow (F)	92	95	236	130
*	Exceptional items of $7 million relate to professional fees incurred for the sale of CP Ships to TUI
SUMMARY
•	Revenue up 11% and average revenue per teu up 18% from third quarter 2004
•	Volume for the quarter 6% lower than third quarter 2004
•	Average freight rate up 17% from third quarter 2004, and 7% from second quarter 2005
•	Cost per teu up 12% from the same quarter in 2004 and 5% higher than the second quarter 2005
•	EBITDA $104 million up, by one third from $72 million in third quarter 2004
•	Operating income $75 million (before exceptional items of $7 million) up from $41 million and 60% higher than second quarter 2005’s previous record of $47 million
•	Net income $55 million, up from $31 million in 2004; with first nine months $103 million against $37 million
•	Basic earnings per share $0.61 and before exceptional items $0.69
•	Free cash flow $92 million against $95 million in 2004; $236 million for first nine months against $130 million

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COMMENT
“We have marked our last full quarter as a listed company with our best-ever quarterly result. Operating income was up 60% from our previous record set last quarter,” said Chief Executive Ray Miles. “Our TransAtlantic performance was outstanding and confirmed our decision last year to tighten capacity and focus on improving cargo mix and freight rates, up 30% from a year ago. As expected, Australasia and Latin America continued to perform well. Asia disappointed again. We expect continuing excellent performance for the rest of the year.”
OUTLOOK
In light of the acquisition by TUI, CP Ships will no longer be providing earnings guidance and therefore withdraws the statements under the Outlook section of its 11th August press release and all other earnings guidance.

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REVIEW OF OPERATIONS
Revenue
Revenue for the quarter at $1.08 billion was up 11% from $966 million the same quarter last year with freight rates continuing to improve offsetting lower volume. Volume overall was 6% lower, mainly in the TransAtlantic, while average revenue per teu increased by 18% from $1,669 to $1,973 over the same quarter last year and 8% from $1,828 in the second quarter 2005.
Average freight rates were up 17% from third quarter 2004 and 7% from second quarter 2005 while inland transport and other revenue decreased by 1% over third quarter last year and 5% from second quarter.
For the first nine months revenue was $3.1 billion against $2.7 billion in the same period 2004 with higher average freight rates and other revenue more than offsetting lower volume.
Expenses
Total expenses for the quarter were $1 billion, up 8% from $925 million in the third quarter 2004 due to higher unit operating costs partly offset by lower volume. Container shipping expenses at $837 million were $48 million or 6% higher than the same period last year as variable and ship network unit costs continued to rise.
General and administrative expenses were $136 million for the quarter against $101 million for the same period last year, due to increased overhead including higher annual bonus on improved operating performance.
The estimated adverse impact of the now-resolved Vancouver Container Trucking Association dispute on third quarter operating income was about $5 million, with most of the effect on Asia-Americas results. Operations in the Gulf of Mexico were also adversely affected by Hurricane Katrina with an estimated reduction in operating income for TransAtlantic and Latin America combined of about $4 million, with most of the impact on third quarter results.
Cost per teu at $1,646 for third quarter increased 12% over the same period 2004 and 5% from second quarter 2005 with most of the increase in fixed costs. Compared to third quarter last year, ship network costs increased 5%, overhead 4% with the remaining 3% the effect of lower volume. Within ship network costs, fuel was up $31 million and charter costs up $15 million from last year. Compared to second quarter most of the 5% increase was due to higher ship costs and lower volume.
Most of the 16 charter renewals anticipated in 2005 have now been concluded with an estimated increase in comparable charter cost of $28 million for 2005, down slightly from the previous estimate of $30 million. The estimated incremental cost in 2005 of the 2004 renewals remains at $16 million.
The quarter included a $3 million exchange loss on translation of foreign currency denominated assets and liabilities at the quarter end and on foreign currency accounts receivable and payable settled in the quarter offset by a $3

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million unrealized gain from mark-to-market of hedging contracts outstanding at the period end. The net nil exchange result compares to a $4 million loss in the same quarter 2004.
Operating Income Before Exceptional Items
Operating income before exceptional items was $75 million, up $34 million from $41 million in the same quarter last year with higher revenue more than offsetting higher costs.
For the first nine months, operating income before exceptional items was $151 million, almost double the $78 million in the same period last year.
Exceptional Items
Exceptional items for the quarter were $7 million for professional fees incurred during the quarter related to the sale of CP Ships to TUI.
Operating Income After Exceptional Items
Third quarter operating income after exceptional items was $68 million, up $27 million from $41 million in the third quarter 2004. For the nine months, operating income was $144 million compared to $78 million for the same period last year.
Other Consolidated Income Statement Items
Net interest expense for the quarter at $9 million was down $2 million compared to the same period 2004 after adjusting for a $4 million benefit recognized in the third quarter 2004 on closing out certain interest rate swap agreements.
Net interest expense for the nine months was $31 million compared to $35 million in the same period 2004 reflecting lower borrowings during the first nine months of 2005 being largely offset by higher underlying interest rates.
Income tax was $4 million for the quarter compared to $3 million in the third quarter 2004 and $10 million for the first nine months against $6 million.
Net Income
Third quarter net income available to common shareholders was $55 million after $7 million for exceptional costs relating to the sale of CP Ships to TUI. Basic earnings per share was $0.61 after exceptionals and $0.69 before exceptionals, up significantly from $31 million or $0.34 basic earnings per share in the same period 2004.

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For the first nine months, net income was $103 million or $1.14 basic earnings per share after exceptionals and $1.22 before, compared with $37 million or $0.41 basic earnings per share in the same period 2004.
ACQUISITION BY TUI
On 19th October, 2005 TUI and CP Ships jointly announced that shareholders holding 89.1% of the outstanding CP Ships common shares had accepted the Offer dated 30th August 2005 of Ship Acquisition Inc, an indirect wholly-owned subsidiary of TUI, for 100% of the CP Ships shares at $21.50 per share.
TUI and CP Ships confirmed that all conditions of the Offer had been satisfied or waived by TUI and subsequently Ship Acquisition Inc. took up the 83,972,849 shares validly deposited under the Offer, representing 88.97% of the outstanding shares, on 20th October 2005 and paid $21.50 per share on 25th October 2005.
TUI plans to acquire the remaining shares pursuant to an amalgamation to be considered at a special meeting of CP Ships shareholders to be held on 14th December 2005. The acquisition of the remaining shares is expected to be completed by 31st December 2005.
SHIP FLEET EXPANSION
Plans to develop the ship fleet remain on course with, as previously announced, the first two of nine 4250 teu ships ordered in 2003 from Seaspan Container Lines of Vancouver to be deployed in the US East Coast—West Asia service. All nine ships are being chartered for up to 12 years at about $19,000 per day. CP Kanha was deployed in October and will be followed by CP Corbett in January 2006 replacing three smaller, more expensive short-term chartered ships. They will increase capacity, reduce operating costs and improve service.
The remaining seven ships are on schedule for delivery one each in first, second and third quarters 2006, two in fourth quarter and one each in first and second quarters 2007.
BUSINESS SEGMENT REVIEW
TransAtlantic Market
Revenue for the quarter at $495 million was 10% higher than the third quarter 2004 with higher average freight rates, up 30% from third quarter 2004 and 8% from second quarter 2005, more than offsetting lower volume, down 13% from third quarter last year, due mainly to fewer sailings, the previously announced restructuring of capacity in the Montreal Gateway trades earlier this year and improved cargo mix. Expenses for the quarter were $448 million, up $4 million on third quarter last year with higher variable costs per teu and ship network expenses including fuel price, mostly offset by lower volume.

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Operating income at $47 million was up from $5 million in third quarter last year, with continuing strong trade lane conditions driving improvement in average freight rates.
Operating income for the first nine months 2005 at $71 million improved significantly compared to $11 million last year with higher freight rates more than offsetting higher unit costs and lower volume.
Australasian Market
Revenue at $179 million for the quarter was 19% higher than the same quarter last year. Higher average freight rates, up 24% from third quarter 2004 and 3% from second quarter 2005, more than offset lower volume down, 8% from third quarter last year due to cargo mix improvement and slower trade growth. Expenses for the quarter were $163 million up $20 million on the same period last year due mainly to higher ship network costs.
Operating income at $16 million for the quarter was up from $7 million in same period 2004. Operating income for the first nine months at $34 million was also higher than $23 million in the same period last year.
Latin American Market
Revenue at $116 million for the third quarter was 8% higher than the third quarter 2004 with average freight rates up 11% from third quarter last year but flat with second quarter 2005. Despite higher freight rates, operating income for the quarter, at $10 million, was down from $12 million in third quarter 2004 on flat volume and higher ship network and overhead expenses.
For the first nine months this year, operating income was $32 million compared to $18 million in the same period last year reflecting stronger trade lane conditions, higher volume and improved freight rates.
Asian Market
Revenue for the quarter was $241 million, an increase of 8% over third quarter 2004 with volume up 11%, partly offset by lower average freight rates, down 2% from third quarter last year, but 2% higher than second quarter 2005.
Expenses at $245 million increased from $213 million in third quarter last year due to higher volume, mainly exports from North America to Asia, and an increase in ship network costs.
There was an operating loss of $4 million compared with an $11 million profit in third quarter 2004. The adverse impact was mainly in Asia—Americas, where both volume and freight rates in the export trade from Asia were down due partially to the now resolved Vancouver Container Trucking Association dispute and partially to a softening in the Asia-Americas market overall.
As reported in second quarter, several initiatives have been taken to improve operating results including increasing Asia-Australia frequency from twice-monthly to weekly in August and the planned deployment of two new and cost-

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efficient 4250 teu ships in the US East Coast-West Asia service in October 2005 and January 2006, which will replace three expensive short-term charters. We continue to review opportunities to improve the efficiency of our Asia-Americas services.
For the first nine months, operating income was $2 million against $10 million a year ago due mainly to higher operating costs more than offsetting higher volume.
Other Activities
Operating income at $6 million for the quarter was the same as third quarter last year. Operating income for the first nine months was $12 million compared with $16 million reflecting mainly the previously reported one-time $3 million charge relating to an industry pension fund deficit incurred in the second quarter 2005.
NON-CASH WORKING CAPITAL
Net non-cash working capital fell by $46 million in the third quarter due mainly to an increase in current liabilities by $17 million and a decrease in accounts receivable of $16 million from 30th June 2005 due to better collection of receivables. For the nine months ended 30th September 2005, non-cash working capital decreased by $99 million, compared to a decrease of $23 million in the same period 2004, due mainly to an increase in current liabilities.
PROPERTY, PLANT & EQUIPMENT
Additions to property, plant and equipment in the third quarter were $47 million including $37 million for the containers ordered earlier this year. For the first nine months of the year additions were $90 million including $59 million for containers and $16 million for information systems and terminal equipment.
As previously announced, CP Ships has ordered 3,000 additional temperature-controlled and 19,500 dry-van containers for $106 million. The program is on schedule with 1,500 temperature-controlled and 11,500 dry-van containers delivered during the third quarter for a total of 1,500 temperature-controlled containers and 15,000 dry-van containers delivered so far. The remaining 4,500 dry-vans and 1,500 temperature-controlled containers are due for delivery in the fourth quarter 2005. This investment will replace old or expensive leased containers and help meet previously stated objectives to double carryings in the higher margin refrigerated cargo market over the next five years.
SHIP FLEET
The ship fleet was 80 ships on 30th September 2005, down from 82 ships on 30th June 2005 due to restructuring of services.

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COMMON SHARES
At close of business on 4th November 2005, there were 94,384,979 common shares outstanding.
LIQUIDITY AND CAPITAL RESOURCES
Cash and cash equivalents increased by $195 million to $330 million at the end of the quarter from $135 million at 31st December 2004. Cash from operations in the quarter was $134 million, up $18 million on the same period 2004 due to the improvement in net income. Cash from operations for the first nine months of 2005 was $302 million, up $133 million on the same period 2004 due to improvement in both net income and non-cash working capital.
Cash outflow on financing activities was $16 million during the third quarter 2005 compared to $58 million in the same period last year due mainly to lower levels of debt repayment. Cash used for financing activities for the first nine months of 2005 was $35 million compared to $109 million in the same period 2004.
During the third quarter, $42 million was spent on investing activities, up from $21 million in the same period 2004. Cash spent on capital additions was $40 million, up $33 million on the same period last year primarily as a result of the previously announced investment in temperature-controlled and dry-van containers. Cash applied to investing activities for the nine months ended 30th September 2005 was $72 million compared to $44 million in 2004.
Free cash flow for the third quarter 2005 was $92 million compared to $95 million in the third quarter 2004 due primarily to higher net income.
Debt at $566 million on 30th September 2005 was up by $2 million on 31st December 2004 due to the additional debt in second quarter 2005 under the $46 million lease for the 3,000 temperature-controlled containers ordered last year being more than offset by scheduled repayments under term debt facilities and the redemption during the third quarter of the first of four loan notes financing the Pacific Class Vessels. The final three loan notes were repaid subsequent to the quarter end resulting in the termination of the Pacific Class Vessel loans and release of related security.
Following the acquisition by TUI AG, the Board has approved a plan to simplify CP Ships capital structure by refinancing the majority of the group’s public debt, bank loans and capital leases with a mix of cash and inter-company credit facilities to be provided by TUI. The refinancing will result in the $525 million revolving credit facility and Venture and Spirit capital leases together with the three facilities financing the group’s investment in temperature-controlled and dry-van containers being cancelled and repaid during November 2005. The 10 3/8% Senior Notes due 2012 will be called for redemption redeemed and an offer made to the holders of the 4% Senior Subordinated Convertible Notes due 2024 during the same period.
Subsequent to the quarter end, CP Ships exercised its option to terminate a container sale and leaseback agreement and purchase the outstanding containers under the lease for $36 million. The transaction is expected to close during November.

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At 30th September 2005, CP Ships was in compliance with its covenants and expects to remain in compliance throughout 2005 based on current projections. It had no dividend or debt arrears.
Credit Ratings — At 30th September 2005 and 4th November 2005, Standard and Poor’s corporate rating was BBB- with an outlook of “negative.” Moody’s senior implied rating remains Ba2 and outlook “stable.” The 10 3/8% Senior Notes are rated BB+ by Standard and Poor’s and Ba3 by Moody’s and the 4% Senior Subordinated Convertible Notes BB+ and B1 respectively. On 28th October 2005 Standard and Poor’s and Moody’s Investor Services initiated rating coverage on TUI AG. Standard and Poor’s assigned a BB+ corporate rating with an outlook of “positive.” Moody’s assigned a family credit rating of Ba2. It is expected that Standard and Poor’s will equalize the corporate credit rating of CP Ships with TUI once TUI owns 100% of CP Ships common shares.
FINANCIAL INSTRUMENTS
Foreign Currency Exchange Risk Management
Revenue is denominated primarily in US$, but CP Ships is exposed to a net foreign currency exchange risk through local operating costs. The most significant currency exposures are Euro, Canadian $, Mexican Peso and GB Pound.
During the third quarter 2005, about 40% of Canadian $, 25% of Euro and 32% of GB Pound cost exposures were hedged resulting in a realized $2 million loss compared with nil in the same period 2004.
At the end of the quarter, CP Ships had a number of foreign exchange hedging contracts in place which provide an economic hedge against part of the anticipated Canadian $, Euro and GB Pound cost exposures for the rest of 2005. The hedge contracts did not qualify for hedge accounting and as such the movement in market value has to be recognized in the profit and loss statement. At 30th September 2005, the contracts had a negative market value of $1 million, compared to a negative value of $4 million at the end of the second quarter 2005, resulting in a $3 million non-cash gain for the quarter.

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The hedges in place at 30th September 2005 and at 4th November 2005 have the following coverage against expected cost exposure in the hedged currencies for the remainder of 2005, and at the ranges indicated:

	Contracts in place at 30th September and at 4th November 2005
1 US$ buys	Hedge %	Range
Canadian$	40	1.22 - 1.23
Euro	25	0.76 - 0.77
GB Pound	32	0.53 - 0.56
The estimated impact before hedging of a 1% decrease in the US$ exchange rate against all of the Euro, Canadian $, Mexican Peso, and GB Pound combined exposures would be to decrease annual operating income by $5 million; a 1% increase in the US$ exchange rate would increase operating income by $5 million.
Interest Rate Risk Management
At 30th September 2005, taking account of fixed to floating interest rate swaps on the ten-year Senior Notes, $355 million or 61% of gross debt was at floating rates linked to US$ LIBOR. The average margin over LIBOR on the floating debt was 3.6%. The remaining borrowings were fixed at an average rate of 4.4%. Net of cash and cash equivalents, the estimated effect of a 1% increase in US$ LIBOR would have no impact on annual net income.
Fuel Price Risk Management
During the third quarter, 393,000 tonnes of bunker fuel were consumed at an average price of $258 per tonne compared to 400,000 tonnes at $177 in the same period 2004. For the first nine months, 1,169,000 tonnes of bunker fuel were consumed at an average price of $221 per tonne compared to 1,159,000 tonnes at $169 in first nine months of 2004.
To manage up to 50% of anticipated exposure to movements in the price of bunker fuel, a range of instruments is used including swaps and put and call options resulting in a hedging gain of $7 million for the third quarter 2005 compared to $1 million gain in the same period 2004. For the first nine months, a hedging gain of $12 million was recognized compared to nil in the same period 2004.
At 30th September 2005, approximately 20% of anticipated fuel price exposure is covered in a range of $156 — $173 per tonne for the remainder of 2005. The hedges are written against the Rotterdam 3.5% Barges Index and are before delivery costs.
The estimated impact on annual operating income, based on 2004 fuel purchases and before hedging, of a 5% movement in CP Ships third quarter 2005 average bunker fuel price would be $20 million, although up to 50% of any price increase is estimated to be recoverable through fuel surcharges with a delay of two to three months.

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Off-Balance Sheet Arrangements
No off-balance sheet arrangements, including guarantee contracts, retained or contingent interests, derivative instruments and variable interest entities, were entered into during the quarter which have, or are reasonably likely to have, a current or future material effect on financial results.
LITIGATION AND CLAIMS UPDATE
As previously reported, seven class action lawsuits in the US and three in Canada have been filed against CP Ships and certain directors and officers. All ten actions are in respect to CP Ships’ restatements of previously reported financial results. CP Ships has retained counsel and is in the process of defending these claims. The outcome and amount of these claims are not yet determinable and accordingly, no provision has been made in the financial statements.
The group is defending an action in Belgium that was initiated in 1999 totalling approximately Euro 89 million (US $107 million) against it and certain of its subsidiaries relating to the termination of contracts for stevedoring and related services. The group does not believe it will incur any liability, and accordingly, no provision has been made in the financial statements with respect to this matter other than for legal costs.
Liberty Global Logistics LLC filed a complaint on 18th March 2005 in the US District Court for the Eastern District of New York against the US Maritime Administration and the United States of America challenging the Maritime Security Program awards made in January 2005 to Lykes Lines and others. This lawsuit was dismissed on 4th October 2005.
In Mexico, certain subsidiaries of CP Ships are entitled to reclaim import VAT on haulage and other liner related services. The Mexican VAT authority is however currently withholding repayments of $13 million. CP Ships remains confident of full recovery and therefore no provision has been made in the financial statements.
CONTROLS AND PROCEDURES
Disclosure controls and procedures are defined by the US Securities and Exchange Commission as those controls and procedures that are designed to ensure that information required to be disclosed in CP Ships filings under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms.
CP Ships has, consistent with management’s ongoing efforts to rationalize legacy accounting systems and to improve financial reporting and disclosure controls and procedures, introduced a new SAP financial accounting system in the majority of its brands with effect from 1st January 2004. One of the two remaining brands was transferred to SAP from 1st April 2005. The final brand is on an earlier version of SAP but is anticipated to be transitioned to new SAP by the end of 2005.

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A permanent Business Controls group, led by Vice President Business Controls, was established at the end of 2004. This group’s mandate is to build on initial improvements to internal controls following the restatement last year of financial results for 2002, 2003 and first quarter 2004, with particular focus on those controls involving the recording and monitoring of accruals for costs and the review and reconciliation of balances.
CP Ships believes that the implementation of SAP and other initiatives has and will continue to significantly enhance its financial controls.
In connection with the preparation of the third quarter 2005 interim financial statements, management has evaluated CP Ships disclosure controls and procedures and has concluded that such disclosure controls and procedures were effective as at 30th September 2005. Other than the implementation of improvements and processes described above, including SAP and the development of the Business Controls group, there has been no change in internal controls during third quarter 2005 that has materially affected, or is reasonably likely to materially affect, CP Ships internal control over financial reporting.
DIVIDEND
The Board of Directors has determined that no divided will be paid for third quarter 2005.
CRITICAL ACCOUNTING POLICIES AND ESTIMATES
Accounting policies used which are critical in preparing the unaudited interim consolidated financial statements are discussed in the Management’s Discussion and Analysis included in our 2004 Annual Report, except as disclosed in note 2 to the unaudited interim consolidated financial statements. The preparation of the consolidated financial statements in accordance with Canadian GAAP requires judgement and the use of estimates that affect the reported amounts. A substantial proportion of CP Ships’ container shipping operations costs such as inland transport and empty container positioning has to be estimated for each period and is included in the period end balance sheet as accruals. Actual results may differ from these estimates.
CHANGE IN ACCOUNTING POLICIES
Changes in accounting polices in preparing the unaudited interim consolidated financial statements are detailed in note 2 of the interim financial statements.
RECENT ACCOUNTING PRONOUNCEMENTS
On 17th October 2005, the Emerging Issues Committee issued EIC-155 “The Effect of Contingently Convertible Instruments on the Computation of Diluted Earnings Per Share.” Under current interpretations of CICA 3500, “Earnings Per Share,” issuers of convertible debt exclude the potential common shares underlying the debt instrument from the calculation of diluted earnings per share until the contingency is met. EIC-155 would require the

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dilutive effect of shares from contingently convertible debt to be included in the diluted earnings per share calculation regardless of whether the contingency has been met. This will be effective for the fourth quarter 2005 on a retroactive basis.
On 17th October 2005, the Emerging Issues Committee issued EIC-157 “Implicit Variable Interests Under AcG-15.” Under AcG-15 a reporting entity is required to consolidate a variable interest entity (VIE) when it is expected to absorb a majority of the VIE’s expected losses, receive a majority of the VIE’s expected returns or both. Under EIC-157 an implicit variable interest is defined as an implied pecuniary interest in an entity that changes with changes in the fair value of that entity’s net assets exclusive of variable interests. This will be effective first quarter 2006 on a prospective basis. The company has not yet fully evaluated the effect that adoption of this abstract will have on the consolidated financial statements.
ADDITIONAL INFORMATION
Additional information, including the 2004 Annual Report, may be found on SEDAR, www.sedar.com, EDGAR at www.sec.gov/edgar.shtml or on the CP Ships website.

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FORWARD-LOOKING STATEMENTS
This report contains certain forward-looking information and statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 relating but not limited to, operations, anticipated or prospective financial performance, results of operations, business prospects and strategies of CP Ships. Forward-looking information typically contains statements with words such as “consider,” “anticipate,” “believe,” “expect,” “plan,” “intend,” “likely” or similar words suggesting future outcomes or statements regarding an outlook on future changes in volumes, freight rates, costs, achievable cost savings, the estimated amounts and timing of capital expenditures, anticipated future debt levels and incentive fees or revenue, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Readers should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements.
Although CP Ships believes it has a reasonable basis for making the forecasts or projections included in this report, readers are cautioned not to place undue reliance on such forward-looking information. By its nature, the forward-looking information of CP Ships involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts and other forward-looking statements will not occur. These factors include, but are not limited to, the acquisition of CP Ships by TUI AG, TUI AG’s stated intention to take CP Ships private and terminate its current obligations to report publicly in Canada and the United States, changes in business strategies; general global, political and economic and business conditions, including the length and severity of any economic slowdown in the countries and regions where CP Ships operates, including seasonality, particularly in the United States, Canada, Latin America, Australasia, Asia and Europe; the effects of competition and pricing pressures; changes in freight rates; industry over-capacity; changes in demand for container shipping; congestion; availability and cost of chartered ships; changes in laws and regulations, including tax, environmental, employment, competition, anti-terrorism and trade laws; difficulties in achieving cost savings; currency exposures and exchange rate fluctuations, fuel price and interest rate fluctuations; changes in access to capital markets and other sources of financing; various events which could disrupt operations, including war, acts of terrorism, severe weather conditions and external labour unrest, all of which may be beyond CP Ships’ insurance coverage; compliance with security measures by governmental and industry trade practice groups, the outcome of civil litigation related to CP Ships’ restatement of financial results and the impact of any resulting legal judgments, settlements and expenses, and CP Ships’ anticipation of and success in managing the risks associated with the foregoing.
The above list of important factors affecting forward-looking information is not exhaustive, and reference should be made to the other risks discussed in CP Ships’ filings with Canadian securities regulatory authorities and the US Securities and Exchange Commission. CP Ships undertakes no obligation, except as required by law, to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise, or the above list of factors affecting this information.

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QUARTERLY RESULTS 2005, 2004 and 2003

Unaudited
US$ millions except volume and	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
per share amounts	2005	2005	2005	2004	2004	2004	2004	2003	2003

Volume (teu 000s)
TransAtlantic	267	299	280	292	306	305	294	301	287
Australasia	67	67	65	74	72	73	74	78	79
Latin America	63	67	62	65	63	61	58	63	63
Asia	146	143	121	133	131	126	126	119	114
Other	3	5	5	4	6	5	10	8	11

	546	581	533	568	578	570	562	569	554

Revenue
TransAtlantic	495	506	459	458	449	441	406	428	400
Australasia	179	167	153	152	150	146	132	136	133
Latin America	116	121	113	112	107	89	79	80	78
Asia	241	226	206	227	224	192	170	167	172
Other	46	43	35	39	36	35	27	27	33

	1,077	1,063	966	988	966	903	814	838	816

Expenses
TransAtlantic	448	485	456	444	444	433	408	397	387
Australasia	163	158	144	143	143	140	122	131	126
Latin America	106	109	103	107	95	84	78	76	74
Asia	245	223	203	214	213	192	171	175	164
Other	40	41	31	34	30	28	24	23	27

	1,002	1,016	937	942	925	877	803	802	778

Operating income/(loss) before exceptional items
TransAtlantic	47	21	3	14	5	8	(2)	31	13
Australasia	16	9	9	9	7	6	10	5	7
Latin America	10	12	10	5	12	5	1	4	4
Asia	(4)	3	3	13	11	0	(1)	(8)	8
Other	6	2	4	5	6	7	3	4	6

	75	47	29	46	41	26	11	36	38

Analysis of expenses
Container shipping operations	837	843	790	806	789	733	667	668	630
General and administrative	136	124	120	109	101	108	110	107	113
Depreciation and amortization	29	28	28	32	31	29	32	33	29
Other	—	21	(1)	(5)	4	7	(6)	(6)	6

	1,002	1,016	937	942	925	877	803	802	778

Net income	55	33	15	32	31	3	3	28	27

Earnings per common share
Basic	0.61	0.37	0.17	0.35	0.34	0.03	0.03	0.31	0.30
Diluted	0.60	0.36	0.16	0.35	0.33	0.03	0.03	0.30	0.29

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OPERATING DATA
Unaudited

EBITDA	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
US$ millions	2005	2005	2005	2004	2004	2004	2004	2003	2003
	104	75	57	78	72	55	43	69	67

Free cash flow
US$ millions

	92	58	86	51	95	20	15	80	25

Quarterly freight rate changes
Percentage change(1)
TransAtlantic	8	8	3	8	0	1	(3)	3	5
Australasia	3	6	13	0	(1)	0	6	6	2
Latin America	—	2	3	5	10	11	0	3	(6)
Asia	2	(3)	(1)	0	13	10	(5)	(8)	7

	7	3	3	4	6	4	(2)	(1)	7

Operating lease rentals
US$ millions
Ships	73	67	62	66	59	51	49	49	44
Containers	38	38	38	39	40	36	38	37	39
Other	10	9	9	9	8	9	8	7	10

	121	114	109	114	107	96	95	93	93

Earnings Coverage (G)	Q3	Q2	Q1	Q4	Q3	Q2
Ratio	2005	2005	2005	2004	2004	2004
	4.8	3.9	3.6	3.2	3.0	3.0

Ships
Number of ships at 30th September 2005	80
Nominal capacity of ships at 30th September 2005 in teu	190,400

Containers
Fleet in teu at 30th September
2005	432,000

(1)	Percentage increase/(decrease) compared with previous quarter.

16/31

CONSOLIDATED STATEMENTS OF INCOME

	Three months		Nine months
Unaudited	to 30th September		to 30th September
US$ millions except per share amounts	2005	2004	2005	2004
Revenue
Container shipping operations	1,077	966	3,106	2,683

Expenses
Container shipping operations	837	789	2,471	2,189
General and administrative	136	101	380	319
Depreciation and amortization of intangible assets	29	31	85	92
Currency exchange loss	—	4	19	5

	1,002	925	2,955	2,605

Operating income before exceptional items	75	41	151	78
Exceptional items (note 6)	(7)	—	(7)	—

Operating income	68	41	144	78
Interest expense, net (note 3)	(9)	(7)	(31)	(35)

Income before income tax	59	34	113	43
Income tax expense (note 4)	(4)	(3)	(10)	(6)

Net income available to common shareholders	$55	$31	$103	$37

Average number of common shares outstanding (millions) (note 10)	90.2	90.0	90.1	90.0
Earnings per common share basic (note 10)	$0.61	$0.34	$1.14	$0.41
Earnings per common share diluted (note 10)	$0.60	$0.33	$1.12	$0.40
CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

	Three months		Nine months
Unaudited	to 30th September		to 30th September
US$ millions	2005	2004	2005	2004
Balance, beginning of period	673	577	633	579
Adoption of new accounting policy — (note 2)	—	—	1	(1)

Retained earnings, beginning of period as restated	673	577	634	578
Net income available to common shareholders	55	31	103	37

	728	608	737	615
Dividends on common shares	(6)	(4)	(15)	(11)

Balance, 30th September	$722	$604	$722	$604

See accompanying notes to the interim consolidated financial statements

17/31

CONSOLIDATED BALANCE SHEETS

Unaudited	30th September	31st December
US$ millions	2005	2004
Assets

Current assets
Cash and cash equivalents	330	135
Accounts receivable	458	473
Prepaid expenses	59	54
Inventory	36	26

	883	688

Property, plant and equipment	1,187	1,181
Deferred charges	43	49
Goodwill	609	608
Future income tax assets	6	7
Other assets and intangible assets	37	37

	$2,765	$2,570

Liabilities

Current liabilities
Accounts payable and accrued liabilities	715	626
Long-term debt due within one year (note 7)	31	19

	746	645

Long-term liabilities
Long-term debt due after one year (note 7)	535	545
Future income tax liabilities	8	8
Other long-term liabilities	13	—

	556	553

Shareholders’ equity
Common share capital	686	689
Other equity	29	29
Contributed surplus	17	14
Retained earnings	722	633
Cumulative foreign currency translation adjustments	9	7

	1,463	1,372

	$2,765	$2,570

See accompanying notes to the interim consolidated financial statements

18/31

CONSOLIDATED STATEMENTS OF CASH FLOW

	Three months		Nine months
Unaudited	to 30th September		to 30th September
US$ millions	2005	2004	2005	2004
Operating activities
Net income	55	31	103	37
Depreciation and amortization of intangible assets	29	31	85	92
Future income tax benefit	1	1	1	—
Amortization and write-off of deferred charges	3	3	11	13
Stock-based compensation	1	1	2	6
Accretion of convertible notes	2	2	4	3
Other	1	2	2	(3)

	92	71	208	148
Decrease in non-cash working capital (note 9)	46	46	99	23

Cash from operations before exceptional payments	138	117	307	171
Exceptional item related payments (note 6)	(4)	(1)	(5)	(2)

Cash inflow from operations	134	116	302	169

Financing activities
Increase in share capital	1	—	2	1
Convertible notes issued	—	—	—	200
Increase in long-term debt	—	—	—	75
Repayment of long-term debt	(11)	(55)	(21)	(364)
Increase in deferred financing costs	—	1	(1)	(9)
Financing costs allocated to other equity	—	—	—	(1)
Common share dividends paid	(6)	(4)	(15)	(11)

Cash outflow from financing activities	(16)	(58)	(35)	(109)

Investing activities
Additions to property, plant and equipment	(40)	(7)	(61)	(25)
Increase in deferred dry-dock costs	(1)	(14)	(4)	(16)
Acquisition of businesses and payment of deferred consideration	—	—	(6)	(5)
(Decrease)/increase in other assets	(1)	—	(1)	1
Proceeds from disposal of property, plant and equipment	—	—	—	1

Cash outflow from investing activities	(42)	(21)	(72)	(44)

Cash position(2)
Increase in cash and cash equivalents	76	37	195	16
Cash and cash equivalents at beginning of period	254	54	135	75

Cash and cash equivalents at end of period	$330	$91	$330	$91

(2)	Cash and cash equivalents comprises cash and temporary investments with a maximum maturity of three months.
See accompanying notes to the interim consolidated financial statements

19/31

SEGMENT INFORMATION

	Three months		Nine months
Unaudited	to 30th September		to 30th September
US$ millions	2005	2004	2005	2004
Revenue
TransAtlantic	495	449	1,460	1,296
Australasia	179	150	499	428
Latin America	116	107	350	275
Asia	241	224	673	586
Other	46	36	124	98

	$1,077	$966	$3,106	$2,683

Expenses
TransAtlantic	448	444	1,389	1,285
Australasia	163	143	465	405
Latin America	106	95	318	257
Asia	245	213	671	576
Other	40	30	112	82

	$1,002	$925	$2,955	$2,605

Operating income/(loss)(3)
TransAtlantic	47	5	71	11
Australasia	16	7	34	23
Latin America	10	12	32	18
Asia	(4)	11	2	10
Other	6	6	12	16

	$75	$41	$151	$78

(3)	Before exceptional items — see note 6

20/31

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Unaudited
US$ millions
1.     Basis of Presentation
These interim consolidated financial statements have been prepared using accounting policies, other than those set out in note 2, that are consistent with the policies used in preparing the 2004 annual consolidated financial statements.
The interim financial statements do not include all of the financial statement disclosures included in the annual financial statements prepared in accordance with Canadian generally accepted accounting principles (GAAP) and therefore should be read in conjunction with the most recent annual financial statements.
The results of operations for the interim period are not necessarily indicative of the operating results for the full year due to business seasonality. Although peak shipping periods differ in some of the market segments, consolidated revenue and operating income have historically generally been lower during the first quarter.
The preparation of financial statements requires that management make estimates in reporting the amounts of certain revenues and expenses for each financial year and certain assets and liabilities at the end of each financial year. On an ongoing basis, management reviews its estimates, including those related to revenue, accruals for costs incurred but not billed by vendors, bad debts, potential impairment and useful lives of assets, income taxes, certain other accrued liabilities, pensions and post retirement benefits and stock-based compensation. Actual results may differ from these estimates.
The financial data presented in this document is for the third quarter 2005, being the three months ended 30th September 2005, and for the nine months ended 30th September 2005. These periods are compared to the corresponding periods in the previous year being the third quarter 2005 (three months ended 30th September 2004) and the nine months ended 30th September 2004 respectively unless otherwise stated.
2.     Change in Accounting Policies
Variable Interest Entities — On 1st January 2005, CP Ships adopted the Canadian Institute of Chartered Accountants’ (CICA) new accounting requirements on the consolidation of variable interest entities (VIEs) under Accounting Guideline 15 (AcG-15), “Consolidation of Variable Interest Entities.” AcG-15 is harmonized with US GAAP and provides guidance on the consolidation of VIEs. VIEs are characterized as entities in which:
•	the equity is not sufficient to permit that entity to finance its activities without external support, or

•	equity investors lack either voting control, an obligation to absorb expected losses or the right to receive expected residual returns.
Where a reporting entity is deemed to have a variable interest in such an entity, and where that interest will absorb a majority of the VIE’s expected losses, receive a majority of the VIE’s expected returns, or both, the reporting entity is the ‘primary beneficiary’, and must consolidate the VIE. As a result, CP Ships must consolidate certain trust vehicles that were created to hold awards of shares to employees. The trust vehicles must be consolidated as if AcG-15 was effective when the conditions were first met for CP Ships to be the primary beneficiary.
Beginning 1st January 2005, CP Ships consolidated two trusts created by CP Ships to facilitate employee remuneration. The assets and liabilities of these VIEs have been grouped under other long-term assets and liabilities. There was no impact on revenues during the quarter. The impact on the Consolidated Balance Sheet on 1st January 2005 was an increase in cash of $1 million and other assets of $7 million, an increase of long-term liabilities of $10 million and a decrease in shareholders’ equity of $2 million. The impact on shareholders’ equity includes a $4 million reduction to share capital for shares held in treasury for employees as part of their employee remuneration. This is offset by an increase of $1 million to retained earnings as a result of retrospective application for earnings and $1 million to contributed surplus in the trusts. The opening balance of retained earnings has been adjusted to reflect this change. As at 30th September 2005 there were 252,305 shares held in treasury. These shares were subsequently sold as a result of the sale of CP Ships Ltd to TUI AG.

21/31

3.     Interest Expense (net)

	Three months		Nine months
	to 30th September		to 30th September
US$ millions	2005	2004	2005	2004
Interest expense	10	12	34	34
Interest income	(2)	(1)	(5)	(1)
Financial instrument fair value adjustment	—	(5)	—	(4)
Amortization and write-off of deferred financing costs	1	1	2	6

Interest expense (net)	$9	$7	$31	$35

Interest expense includes a nil benefit for the three months ended 30th September 2005 (2004: $1 million) and a $1 million benefit for the nine months ended 30th September 2005 (2004: $4 million) for accrued interest received as a result of swapping the fixed rate 10 3/8% Senior Notes to a floating interest rate of US$ LIBOR+5.77%. Interest expense for 2004 relating to financial instruments includes fair value adjustments for financial instruments not qualifying for hedge accounting under AcG-13. During the three months ended 30th September 2004, interest rate swaps not qualifying for hedge accounting under AcG-13 were closed out and replaced with other financial instruments that qualified for hedge accounting. Closing out the interest rate swaps crystallized a gain for the three months ended 30th September 2004 which substantially offset the fair market loss of $5 million at 30th June 2004.
During the nine months ended 30th September 2004, there was a write-off of deferred financing costs of $4 million related to the financing costs previously deferred in respect to revolving credit facilities that were terminated in that period. There have been no similar costs written off during 2005.
4.     Income Tax Expense

	Three months		Nine months
	to 30th September		to 30th September
US$ millions	2005	2004	2005	2004
Current income tax expense	3	2	9	6
Future income tax benefit	1	1	1	—

Income tax expense, net	$4	$3	$10	$6

Income tax expense for the nine months to 30th September 2005 includes $1 million related to prior periods.
5.     Business Acquisitions
In second quarter 2005, CP Ships further expanded its logistics services with the acquisition of all the outstanding shares of Borg International Freight Services and Paul Bellack Inc for an aggregate consideration of $7 million. Cash consideration of $3 million has been paid and contingent consideration of $4 million is payable in 2006 and 2007, depending on the achievement of financial targets. On a preliminary basis, the estimated fair value of the tangible net assets acquired was $1 million, with the remainder of $2 million consideration paid allocated to goodwill and other intangible assets. Other intangible assets of $1 million relates to customer based intangible assets. The contingent consideration, if any, will be recorded as additional goodwill in the period of payment.
In accordance with the terms of the acquisition of ROE Logistics in the second quarter 2004, the change in control of CP Ships triggered acceleration of $5.2 million deferred consideration, which has been paid during the fourth quarter.
6.     Exceptional Items
During the quarter an exceptional charge of $7 million was recognized for costs related to the sale of CP Ships.

22/31

7.     Long-Term Debt

	30th September	31st December
US$ millions	2005	2004
Long-term debt
4% convertible senior subordinated notes	178	174
10 3/8% Senior Notes due 2012	197	197
Long-term loans	17	30

	392	401
Capital leases	174	163

	566	564
Amounts due within one year	(31)	(19)

Amounts due after one year	$535	$545

Bank Loans — A credit line is fully available comprising a $525 million five-year multi-currency revolving credit facility secured by certain owned ships. None of the facility was drawn at 30th September 2005. The facility is committed until March 2009 and bears interest at a margin, which depends on the corporate credit rating, over US$ LIBOR. As at 30th September 2005 the applicable margin was 1.10%. In the event that more than 50% of the facility is drawn the applicable margin is increased by 0.15%. A commitment fee of 40% of the applicable margin is payable on the undrawn portion of the facility.
Capital Leases — At 30th September 2005, capital leases consist of ship leases of $114 million (31st December 2004: $126 million), container leases of $51 million (31st December 2004: $34 million), of which $43 million (31st December 2004: $23 million) relates to the temperature-controlled container sub-leases, and other leases of $9 million (31st December 2004: $3 million).
Covenants — At 30th September 2005, CP Ships was in compliance with its financial covenants and corporate credit rating requirements and had no dividend or debt arrears.
8.     Stock-Based Compensation
During the three months ended 30th September 2005, the vesting of 356,894 stock options was deferred from August 2005 to September 2005. There were 115,799 options and 14,030 restricted shares exercised during the quarter. In addition, 22,667 options and 18,668 restricted shares were forfeited.
Stock-based compensation expense of $1 million was recognized for the three months ended 30th September 2005 and $2 million for the nine months ended 30th September 2005 ($nil for the three months ended 30th September 2004 and $5 million for the nine months ended 30th September 2004). Subsequent to 30th September as a result of the change of control of CP Ships, 1,702,022 restricted shares and 2,308,870 options vested which is estimated to result in a charge of $50 million during Q4 2005.

23/31

9.     Supplemental Cash Flow Information
(a)	Changes in non-cash working capital

	Three months		Nine months
	to 30th September		to 30th September
US$ millions	2005	2004	2005	2004
Decrease/(increase) in current assets:
Accounts receivable	16	4	15	15
Prepaid expenses	7	7	(5)	(9)
Inventory	1	(2)	(10)	(2)

Increase in current liabilities:
Accounts payable and accrued liabilities	17	44	89	33

Other changes in non-cash working capital
Exceptional item related payments	4	1	5	2
Acquisition related payments	—	—	3	—
Accrued liability for plant, property and equipment	—	(8)	—	(8)
Accrued liability for acquisition of business	—	—	—	(8)
Other changes in non-cash working capital	1	—	2	—

	$46	$46	$99	$23

(b)	Non-cash transactions excluded from the consolidated statements of cash flow

	Three months		Nine months
	to 30th September		to 30th September
US$ millions	2005	2004	2005	2004
Increase in property, plant and equipment	7	—	29	—
Increase in other assets from trust assets	1	—	8	—
Capital lease obligations included in long-term debt	(7)	—	(29)	—
Increase in deferred compensation obligation from trusts	(2)	—	(13)	—
Decrease in share capital for treasury stock	1	—	5	—

	—	—	—	—

During the quarter capital leases of $7 million commenced related to terminal equipment. During the year, CP Ships consolidated two trusts related to employee remuneration which are considered variable interest entities under AcG-15. The non-cash transaction resulted in increases in other long-term assets and liabilities.

24/31

10.   Earnings Per Share
Basic earnings per share is net income divided by the weighted average number of shares outstanding. Diluted earnings per share reflect the potential dilution that could occur if dilutive stock options and non-vested restricted shares were exercised using the treasury stock method, and shares issuable on conversion of convertible notes were issued using the ‘if converted method’. A reconciliation of the weighted average number of shares is as follows:

	Three months		Nine months
	to 30th September		to 30th September
Millions of shares	2005	2004	2005	2004
Weighted average number of common shares used in calculating basic earnings per share	90.2	90.0	90.1	90.0

Effect of dilutive securities
— stock options	0.2	0.7	0.2	0.9
— unvested restricted shares	1.7	1.9	1.7	1.9

Weighted average number of common shares used in calculating diluted earnings per share	92.1	92.6	92.0	92.8

For the three and nine months ended 30th September 2005 and 2004, the convertible notes, which were convertible into 7.9 million common shares, were not included in the computation of diluted earnings per common share because the contingent conversion conditions have not been met during the periods.
11.   Pensions
The total benefit cost for the three months ended 30th September 2005 was $2 million (2004: $2 million) and for the nine months ended 30th September 2005 was $11 million (2004: $7 million) including the $3 million paid during the third quarter relating to a shortfall in the Merchant Navy Officers Pension Fund.
12.   Contingent Liabilities
Seven class action lawsuits in the US and three in Canada have been filed against CP Ships. These lawsuits, which relate to the restatement of historical financial results are at a preliminary stage and to date no class has been certified. All of the US lawsuits have been transferred to a single jurisdiction for coordinated or consolidated pre-trial proceedings. In the three Canadian proceedings, a statement of claim has been filed but no further steps toward certification have been taken. The proceedings allege claims against CP Ships and certain of its directors and officers arising from the restatement. CP Ships has retained counsel and is in the process of defending these claims. The outcome and amount of these claims are not yet determinable and accordingly, no provision has been made in these financial statements with respect to these matters.
The group is defending an action in Belgium that was initiated in 1999 totalling approximately Euro 89 million (US $115 million) against it and certain of its subsidiaries relating to the termination of contracts for stevedoring and related services. The group does not believe it will incur any liability, and accordingly, no provision has been made in the financial statements with respect to this matter other than for legal costs.
In Mexico, certain subsidiaries of CP Ships are entitled to reclaim import VAT on haulage and other liner related services. The Mexican VAT authority is however is currently withholding repayments of $13 million. CP Ships remains confident of full recovery and therefore no provision has been made in the financial statements.
13.   Subsequent Event
On 19th October 2005, TUI and CP Ships jointly announced that shareholders holding 89.1% of the outstanding CP Ships common shares, had accepted the Offer dated 30th August 2005 of Ship Acquisition Inc, an indirect wholly-owned subsidiary of TUI, for 100% of the CP Ships shares at $21.50 per share.
All conditions of the Offer had been satisfied or waived by TUI and subsequently Ship Acquisition Inc took up the 83,972,849 shares validly deposited under the Offer, being 88.97% of the outstanding shares, on 20th October 2005 and paid $21.50 per share on 25th October 2005.

25/31

Immediately prior to the take up of shares, the company issued 4,010,892 shares to satisfy obligations under the employee stock based compensation plans. Following the successful take-up of the shares, a further $13 million of transaction costs were incurred.
Following the acquisition by TUI AG, the board has approved a plan to simplify CP Ships capital structure by refinancing the majority of the group’s public debt, bank loans and capital leases with a mix of cash and inter-company credit facilities to be provided by TUI. The refinancing will result in the $525 million revolving credit facility and Venture and Spirit capital leases together with the three facilities financing the group’s investment in temperature-controlled and dry-van containers being cancelled and repaid during November 2005. The 10 3/8% Senior Notes due 2012 will be called for redemption and an offer made to the holders of the 4% Senior Subordinated Convertible Notes due 2024 during the same period.
Subsequent to the quarter end, CP Ships exercised its option to terminate a container sale and leaseback agreement and purchase the containers under the lease for $36 million. The transaction is expected to close during November.

26/31

14.   Differences between Accounting Principles Generally Accepted in Canada and the United States
(a)	Consolidated Statements of Income and Shareholders’ Equity
The following is a reconciliation of net income under Canadian GAAP to net income under US GAAP:

	Three months		Nine months
Unaudited	to 30th September		to 30th September
US$ millions except per share amounts	2005	2004	2005	2004
Net income — Canadian GAAP	55	31	103	37
US GAAP adjustments:
Embedded derivatives	—	(3)	2	5
Interest rate swaps	(5)	(3)	(3)	(3)
Foreign currency contracts	—	1	—	—
Bunker fuel price contracts	1	(1)	12	—
Stock-based compensation	(1)	1	(4)	2
Ships	—	—	1	1
Capitalized interest	—	—	(1)	—
Restructuring costs	—	—	—	(1)
Compensation expense — Rabbi Trust	—	1	—	1
Interest expense — convertible notes	2	1	4	3
Tax effect of US GAAP adjustments	—	—	—	—

Net income — US GAAP	52	28	114	45

Other comprehensive income
Foreign currency translation adjustments	3	4	2	(2)
Comprehensive income — US GAAP	$55	$32	$116	$43

Earnings per common share — basic ($)
Canadian GAAP	$0.61	$0.34	$1.14	$0.41
US GAAP	$0.58	$0.31	$1.27	$0.50

Average number of common shares outstanding — basic (millions)
Canadian GAAP	90.2	90.0	90.1	90.0
US GAAP	90.2	89.9	90.1	89.8

Earnings per common share — diluted ($)
Canadian GAAP	$0.60	$0.33	$1.12	$0.40
US GAAP	$0.52	$0.30	$1.14	$0.48

Average number of common shares outstanding — diluted (millions)
Canadian GAAP	92.1	92.6	91.9	92.8
US GAAP	100.0	92.6	99.9	92.8

27/31

Reconciliation of equity under Canadian GAAP to equity under US GAAP:

Unaudited	30th September	31st December
US$ millions	2005	2004
Equity — Canadian GAAP	1,463	1,372
US GAAP adjustments:
Embedded derivatives	(2)	(4)
Interest rate swaps	(2)	1
Foreign currency contracts	1	1
Bunker fuel price contracts	11	(1)
Acquisition-related costs	(44)	(44)
Pension costs	(8)	(8)
Stock-based compensation	(5)	(1)
Ships	(20)	(21)
Capitalized interest	3	4
Restructuring costs	2	2
Treasury stock — Rabbi Trust	—	(2)
Interest expense — convertible notes	8	4
Other equity — convertible notes	(29)	(29)
Tax effect of US GAAP adjustments	—	—

Total US GAAP adjustments	(85)	(98)

Equity — US GAAP	$1,378	$1,274

(b)	Summary of Differences
The most recent annual financial statements describe material differences between Canadian GAAP and US GAAP applicable to the company as at 31st December 2004. There are no new differences applicable in 2005.
(c)	Recent US Accounting Pronouncements
On 14th April 2005, the US Securities and Exchange Commission (SEC) announced that it would provide for a phased-in implementation process for FASB Statement No. 123(R), Share Based Payment (SFAS 123(R)). The SEC would require that registrants adopt SFAS 123(R)’s fair value method of accounting for share-based payments to employees no later than the beginning of the first fiscal year after 15th June 2005.
In May 2005, the FASB issued SFAS No. 154, Accounting changes and Error Corrections (“SFAS 154”), as part of an effort to conform to international accounting standards. SFAS No. 154 replaces APB Opinion No. 20 “Accounting Changes” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements.” SFAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effects of the change. SFAS 154 is effective for accounting changes and corrections or errors made in fiscal year beginning after 1st January 2006. The adoption of SFAS No. 154 is not anticipated to have a material effect on our financial position or results of operations.

28/31

(d)	Additional US GAAP Disclosures
Under the CP Ships Employee Stock Option Plan (ESOP) and the Directors Stock Option Plan (DSOP) options may be granted to key employees and directors to purchase CP Ships common shares at a price normally based on the market value of the shares on or immediately prior to the grant date. Each option may be exercised after three years and no later than ten years after the grant date.
Under US GAAP CP Ships applies the intrinsic value method of accounting for its options granted to employees. If CP Ships had determined compensation cost based on the fair value at the grant date for employee share options in accordance with FASB Statement No. 123, “Accounting for Stock-Based Compensation,” net income and net income per share would have changed to the pro forma amounts indicated below.

	Three months		Nine months
	to 30th September		to 30th September
US $ million except per share amounts	2005	2004	2005	2004
Net income — US GAAP, as reported	$52	$28	$114	$45
Add: Stock-based compensation expense determined under the intrinsic value method:	1	(1)	4	3
Less: Stock-based compensation expense determined under the fair value method:	(1)	—	(2)	(5)

Pro-forma net income — US GAAP	$52	$27	$116	$43

Pro-forma earnings per share basic	$0.58	$0.30	$1.29	$0.48
Pro-forma earnings per share diluted	$0.52	$0.29	$1.16	$0.46
The basic and diluted earnings per share based on net income — US GAAP, as reported, and the weighted average number of shares in issue are given in note 13(a).

29/31

KEY NON-GAAP OPERATING PERFORMANCE MEASURES
In this quarterly report, we have identified key non-GAAP operating performance indicators which we use to measure overall business performance:
•	Sales volume

•	Revenue per teu

•	Average freight rate

•	Cost per teu

•	EBITDA

•	Free cash flow

•	Earnings coverage
Please refer to the following definitions for more information on each of these performance measurements.
DEFINITIONS OF NON-GAAP TERMS
(Note: The following should be read in conjunction with the 2004 annual financial statements.)
(A) Sales volume is measured in teu. As well as directly contributing to revenue, volume drives economies of scale and, within each individual trade lane, directly impacts cost competitiveness and efficiency. Sales volume does not have a standardized meaning under Canadian GAAP and may not be comparable with similar measures used by others.
(B)Revenue per teu is total revenue divided by total volume in teu and is considered to be a meaningful measure of the unit price for total transportation services including ocean freight, inland transport services and other revenue . Revenue per teu does not have a standardized meaning under Canadian GAAP and may not be comparable with similar measures used by others.
(C)Average freight rate for CP Ships overall is total revenue less inland, slot charter and other miscellaneous revenue divided by volume in teu. Average freight rate for each market segment is the simple average of the average freight rates for each direction, Westbound and Eastbound or Southbound and Northbound. Average freight rate for each direction is the total revenue by direction, (eg Westbound) less inland, slot charter and other miscellaneous revenue divided by the equivalent total volume in teu. Average freight rate, which we consider to be a meaningful indicator of the unit price for ocean transportation services, does not have a standardized meaning under Canadian GAAP and may not be comparable with similar measures used by others.
(D)Cost per teu is total costs divided by volume in teu. Total costs comprise total expenses before currency exchange gains or losses other than from hedging, diminution in value of property, plant and equipment and gains or losses on disposal of property, plant and equipment, after deducting slot charter revenue. Cost per teu, which we consider to be a meaningful measure of the underlying cost movements and the effectiveness with which costs are being managed, does not have a standardized meaning under Canadian GAAP and may not be comparable with similar measures used by others.
(E)EBITDA is earnings before interest, tax, depreciation, amortization, exceptional items and minority interests and equals operating income before exceptional items plus depreciation and amortization. EBITDA, which we consider to be a meaningful measure of operating performance, particularly the ability to generate cash, does not have a standardized meaning under Canadian GAAP and may not be comparable with similar measures used by others.

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(F)Free cash flow is cash from operations after payments for exceptional items, less investing activities and adjusted for acquisitions. Free cash flow, which we consider to be a meaningful measure of operating performance as it demonstrates the company’s ability to generate cash after the payment for capital expenditures, does not have a standardized meaning under Canadian GAAP, and may not be comparable with similar measures used by others.

	Three months		Nine months
Unaudited	to 30th September		to 30th September
US$ millions	2005	2004	2005	2004
Cash inflow from operations	134	116	302	169

Less:
Investing activities	(42)	(21)	(72)	(44)
Acquisition of business	—	—	6	5

Free cash flow	$92	$95	$236	$130

(G)Earnings coverage is calculated on a 12-month trailing basis as the ratio of net income before interest and income tax expense divided by the interest expense on total long-term debt, calculated using applicable period end interest rates.
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ABOUT CP SHIPS
CP Ships, a subsidiary of TUI AG, provides international container transportation in four key regional markets: TransAtlantic, Australasia, Latin America and Asia with 38 services in 21 trade lanes. As of 30th September 2005 its vessel fleet was 80 ships and its container fleet 432,000 teu. Volume in 2004 was 2.3 million teu. CP Ships also owns Montreal Gateway Terminals which operates one of Canada’s largest marine container terminal facilities. CP Ships is listed on the Toronto and New York Stock Exchanges. TUI intends to acquire 100% of CP Ships by the end of 2005 after which CP Ships is expected to no longer be a public company. TUI plans to integrate CP Ships into its other shipping subsidiary Hapag-Lloyd to create the world’s fifth-largest container shipping company.
CONTACTS
Investors
Jeremy Lee, VP Investor Relations and Public Affairs
Telephone: + 1 514 934 5254
Media
Elizabeth Canna, VP Group Communications
Telephone: +44 (0)1293 861 921 or +41 (0)79 691 3764

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